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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*


                                    TiVo Inc.
                                    ---------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    888706108
                                    ---------
                                 (CUSIP Number)


                                 October 5, 1999
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 888706108                 13G                       PAGE 2 OF 10 PAGES


_______________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sony Corporation of America     IRS No.: 13-1914734
_______________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)   [   ]
           (b)   [ X ]
_______________________________________________________________________
(3)  SEC USE ONLY

_______________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION


   New York
_______________________________________________________________________
NUMBER OF SHARES                   (5) SOLE VOTING POWER
BENEFICIALLY                                 0
OWNED BY                           ____________________________
EACH REPORTING                     (6) SHARED VOTING POWER
PERSON WITH:
                                             2,646,814*
                                   ____________________________
                                   (7) SOLE DISPOSITIVE POWER

                                   ____________________________
                                   (8) SHARED DISPOSITIVE POWER
                                             2,646,814*
_______________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

_________________
* Sony Corporation of America has the right, subject to certain conditions, to purchase 20,000 shares upon the exercise of options (the "Options") granted to Howard Stringer pursuant to the TiVo 1999 Non-Employee Director's Stock Option Plan. Mr. Stringer holds the Options merely as nominee for Sony, pursuant to the Nominee Agreement, entered into as of September 10, 1999, by and between Mr. Stringer and Sony. Options to purchase 3,332 shares are currently exercisable or will be exercisable within the next 60 days.



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CUSIP NO. 888706108                    13G                    PAGE 3 OF 10 PAGES

    2,646,814*
_______________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

_______________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.4%
_______________________________________________________________________
(12) TYPE OF REPORTING PERSON

     CO
_______________________________________________________________________




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                                                              PAGE 4 OF 10 PAGES


_______________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sony Corporation
_______________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [   ]
       (b)   [ X ]
_______________________________________________________________________
(3)  SEC USE ONLY


_______________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION


    Japan
_______________________________________________________________________
NUMBER OF SHARES                   (5) SOLE VOTING POWER
BENEFICIALLY                           0
OWNED BY                           ____________________________
EACH REPORTING                     (6) SHARED VOTING POWER
PERSON WITH:
                                       2,646,814*
                                   ____________________________
                                   (7) SOLE DISPOSITIVE POWER

                                       0
                                   ____________________________
                                   (8) SHARED DISPOSITIVE POWER
                                       2,646,814*
                                   ____________________________

_______________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,646,814*
_______________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

_______________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.4%
_______________________________________________________________________


_______________
*/ Sony Corporation of America has the right, subject to certain conditions, to purchase 20,000 shares upon the exercise of options (the "Options") granted to Howard Stringer pursuant to the TiVo 1999 Non-Employee Director's Stock Option Plan. Mr. Stringer holds the Options merely as nominee for Sony, pursuant to the Nominee Agreement, entered into as of September 10, 1999, by and between Mr. Stringer and Sony. Options to purchase 3,332 shares are currently exercisable or will be exercisable within the next 60 days.



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                                                              PAGE 5 OF 10 PAGES


(12) TYPE OF REPORTING PERSON

     CO
_______________________________________________________________________







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                                                              PAGE 6 OF 10 PAGES

ITEM 1(A). NAME OF ISSUER:
                    TiVo Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    894 Ross Drive
                    Suite 100
                    Sunnyvale, CA  94089

ITEM 2(A). NAME OF PERSON FILING:
                    This statement is being filed by Sony Corporation of America, Inc., a New York corporation ("SCA"), and Sony Corporation, a Japanese corporation ("Sony" and, together with SCA, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of TiVo Inc. Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                    SCA, the United States headquarters of, and a wholly owned subsidiary of, Sony, has its principal executive offices at 550 Madison Avenue, New York, New York 10022.

                    Sony has its principal executive offices at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

ITEM 2(C). CITIZENSHIP:
                    SCA is a New York corporation. Sony is a Japanese corporation.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:
                    Common Stock

ITEM 2(E). CUSIP NUMBER:
                    888706108

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)[ ]    Broker or dealer registered under Section 15
                  of the Exchange Act.
        (b)[ ]    Bank as defined in Section 3(a)(6)of the
                  Exchange Act.
        (c)[ ]    Insurance company as defined in Section 3(a)(19)
                  of the Exchange Act.
        (d)[ ]    Investment company registered under Section 8



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                                                              PAGE 7 OF 10 PAGES

                  of the Investment Company Act.
        (e)[ ]    An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);
        (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g)[ ]    A parent holding company or person in
                  accordance with Rule 13d-1(b)(1)(ii)(G);
        (h)[ ]    A savings association as defined in Section 3(b)
                  of the Federal Deposit Insurance Act;
        (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act;
        (j)[ ]    Group, in accordance with Rule 13d-
                  1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

          (a)  AMOUNT BENEFICIALLY OWNED:
                     2,646,814*

          (b)  PERCENT OF CLASS:
                     7.4%

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)  Sole power to vote or to direct the vote:
                         0

               (ii) Shared power to vote or to direct the vote:
                         2,646,814*


               (iii)Sole power to dispose or to direct the disposition of:
                         0

               (iv) Shared power to dispose or to direct the disposition of:
                         2,646,814*

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
              N/A





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                                                              PAGE 8 OF 10 PAGES

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
               This Statement is being filed to disclose the acquisition of beneficial ownership of 2,646,814 shares by Sony Corporation of America, Inc., a wholly owned subsidiary of Sony Corporation.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
               N/A


________________
*/ Sony Corporation of America has the right, subject to certain conditions, to purchase 20,000 shares upon the exercise of the Options. Options to purchase 3,332 shares are currently exercisable or will be exercisable within the next 60 days.



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                                                              PAGE 9 OF 10 PAGES



ITEM 10.   CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             October 15, 1999
                                             __________________________________
                                             Date


                                             SONY CORPORATION OF AMERICA

                                             By: /s/    Howard Stringer
                                                 ----------------------
                                                 Name:  Howard Stringer
                                                 Title: President

                                             SONY CORPORATION

                                             By: /s/    Teruhisa Tokunaka
                                                 ------------------------
                                                 Name:  Teruhisa Tokunaka
                                                 Title: Senior Managing
                                                         Director




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                                                             PAGE 10 OF 10 PAGES


                                INDEX TO EXHIBITS



Exhibit Number                      Description
--------------                      -----------
       1                            Joint Filing Agreement
                                    Dated October 15, 1999, by and
                                    between Sony Corporation of
                                    America and Sony Corporation.